Mail Stop 3561

								April 28, 2006

Stephen Kuppenheimer
Merrill Lynch Depositor, Inc.
World Financial Center
New York, New York 10281

      Re:	Merrill Lynch Depositor, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed April 21, 2006
		File No. 333-132386

Dear Mr. Kuppenheimer:

      We have reviewed your responses to the comments in our letter dated April 11, 2006 and have the following additional comments.
Please note that all page references are to the marked courtesy copy provided by counsel.

Registration Statement on Form S-3

General
1. We reissue our prior comment 4. Please confirm that you will file a post-effective amendment with the form of any opinion by new counsel prior to filing it pursuant to a takedown.
2. We reissue our prior comment 5. Please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with regulation AB.





Prospectus Supplements
..
If the underlying securities are redeemed prior to their maturity date or if any call warrants are exercised prior to the stated maturity date, you may not be able to reinvest your redemption or call proceeds at a yield comparable to the yield you would have received on your Class A trust certificates, page S-17
3. Please provide disclosure as to when a call warrant is likely to be exercised by its holder (e.g., in a decreasing interest rate environment).

Call Warrants, page S-26
4. Pursuant to your conversation with the staff, please confirm that the call rights will be held and resold only to "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act of 1933.
5. Please confirm that the call rights on underlying securities of a series would be limited to trusts that contain only one single type of underlying security issued by a single issuer.
6. We note your response to our prior comment 20, and your representation that the call rights will restrict their holders` ability to exercise the call consistent with the SEC staff`s positions on redeemability. In furtherance of that comment, please disclose in both the base prospectus and the prospectus supplement that the call right will not be a "redeemable security" as that term is defined in Section 2(a)(32) of the Investment Company Act of 1940,
as amended, and under all applicable rules, regulations and interpretations under the act.

The Depositor and Sponsor, page S-30
7. We reissue our prior comment 22. Please discuss any information or factors related to the sponsor that may be material to an analysis of the performance of the pool assets. Refer to Item 1104(c) of Regulation AB. Also, please describe JDCC`s material roles and responsibilities as sponsor in the transaction as required by Item 1104(d) of Regulation AB.

Base Prospectus

What Credit Support Will Be Available to My Series of Trust
Certificates?, page 4
8. We reissue our prior comment 28 in part. It appears to us that the guaranty by the enhancer may need to be registered. Refer to footnote 329 in the Regulation AB Adopting Release (Release No.
33-
8518).  Please register the guaranty or advise.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
							Assistant Director

cc:	Via Facsimile (212) 848-7179
	Stuart K. Fleischmann
	Shearman & Sterling LLP
	599 Lexington Avenue
	New York, New York 10022
Stephen Kuppenheimer
Merrill Lynch Depositor, Inc.
April 28, 2006
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